Mail Stop 4561
									January 13, 2006

Mr. Neil Christiansen
Chief Executive Officer
Freedom Resources Enterprises, Inc.
901 East 7800 South
Midvale, UT 84047

      Re:	Freedom Resources Enterprises, Inc.
		Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005,
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Form 10-QSB for Fiscal Quarter Ended September 30, 2005
		File No. 0-32735

Dear Mr. Christiansen:

      We have reviewed your response letter dated December 27,
2005
and have the following additional comment. As previously stated, this comment requires amendment to the referenced filings previously filed with the Commission.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Item 13.  Exhibits and Reports on Form 8-K, page 10

1. We have reviewed your response to prior comment two as well as the related revisions made to your 302 certifications filed as exhibits
31.1. The language in the certifications should not be changed from that set forth in Item 601(b)(31) of Regulation S-B. Please revise your certifications filed to reflect the language exactly as set forth in Item 601(b)(31) of Regulation S-B. Please make conforming changes to your Forms 10-QSB/A for the quarters ended March 31, 2005,
June 30, 2005 and September 30, 2005. Specifically, the following discrepancies were noted in your certifications:
a) In the opening sentence, the title of the officer should be removed;
b) In paragraph one, the term "annual report" should be replaced with
"quarterly report" for the Forms 10-QSB/A;
c) Other than in paragraph one, all references to "quarterly report" or "annual report" should be replaced with "report;"

d) In paragraph 4(d), the language "the period covered by this report" should be replaced with "the registrant`s most recent fiscal quarter (the registrant`s fourth fiscal quarter in the case of an annual report);"
e) All references to "company" should be replaced with "registrant."

      As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Neil Christiansen
Freedom Resources Enterprises, Inc.
January 13, 2006
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